

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-mail
Dennis R. Hernreich
Chief Financial Officer
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

> **Re: Casual Male Retail Group, Inc.
> Form 10-K for Fiscal Year Ended January 28, 2012
> Filed March 16, 2012
> Amendment No. 1 to Form 10-K for Fiscal Year Ended January 28, 2012
> Field May 29, 2012
> Correspondence dated January 14, 2013
> File No. 001-34219**

Dear Mr. Hernreich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 31

1.   Your response to prior comment 1 states that new DXL store sales are compared against store sales from the Casual Male XL and Rochester Clothing stores that were closed in connection with the respective DXL store openings. In order to enhance an investor's understanding of your business, please expand your disclosure in the future filings to provide (a) the number of new DXL stores included in your comparable store sale base in

each of the fiscal years presented; (b) the number Casual Male and Rochester Clothing stores being replaced by the new DXL stores opened within the same market area in each of the fiscal years presented; and (c) total increase in selling square footage as result of the store replacement. Please provide us with draft disclosure of your planned revisions.

Capital Expenditures, page 38

2.	We reviewed your revised disclosure in response to our prior comment 3, noting that your increase in revenue was partially offset by a $4.0 million decrease in non-comparable sales mostly related to closed stores. We note your tabular disclosure on page 38 that you closed 21 Casual Male and 2 Rochester Clothing stores during the year. In order to further an investor's understanding of the number of stores closed versus those replaced, please revise your disclosure in future filings to clearly distinguish closed stores from replaced stores during your DXL conversion. Please provide us with draft disclosure of your planned revisions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 47

D. Income Taxes, page 54

3.	We reviewed your response to our prior comment 4. Your response indicates that you believe your forecasts are objectively verifiable based on your historical trend of annual profitability and sales forecast components such as average dollars spent per transaction and conversion rates. You also state that your forecasts of store traffic are inherently subjective. We also note that (i) your actual results from the second half of fiscal 2011 varied negatively from your forecasted sales due to "an unexpected drop in customer traffic in the third quarter" and (ii) your actual earnings for the first three quarters of fiscal 2012 were approximately "33% lower than the 2012 forecast used" in your fiscal 2011 analysis. Based on the foregoing and considering that as of the end of fiscal 2011 you had 16 DXL stores open, you plan to close 324 existing stores (316 Casual Male and 8 Rochester) and open 185 DXL stores (which represents a major change in operations), it appears to us that your forecasts may not be sufficiently reliable to support a reduction to your valuation allowance. In view of this, please explain further why your forecasts are sufficiently reliable and objectively verifiable to warrant a reduction to your valuation allowance, or provide other compelling positive evidence to support such a reduction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining